Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Starfield Reports Results For The Fourth Quarter And Year Ended February
     28, 2010

     /NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN
THE U.S./

     TORONTO, April 12, 2010 /CNW/ - Starfield Resources Inc. (TSX: SRU /
OTCBB: SRFDF) today announced its financial results for the fourth quarter and year ended February 28, 2010 have been filed on SEDAR.
     These financial results reflect the acquisition of Nevoro Inc., completed on October 8, 2009. For the three and twelve month periods ended February 28,
2010, Starfield incurred costs for exploration and related equipment totaling
$0.6 million and $3.9 million, respectively. The expenditures in the fourth quarter were directed toward property maintenance and assay results from this year's drilling program. Administrative expenditures amounted to $0.8 million and $2.1 million for the three and twelve months ended February 28, 2010, respectively.
     During the quarter ended February 28, 2010, as previously reported,
Starfield raised $4.1 million through private placements, and at February 28,
2010, the Company had approximately $3.6 million of cash on hand.
     The annual audited financial statements, management's discussion and analysis and additional information are available on the Company's website and on SEDAR.

     About Starfield

     Starfield Resources Inc. is an exploration and development stage company exploring for copper, nickel, and platinum group elements (PGE) in North
America. The Company has three main projects: a PGE project in Montana's
Stillwater District; a copper project in California's historic Moonlight
Copper Mining District; and a copper/nickel/cobalt/PGE project in Ferguson
Lake, Nunavut. Additional assets include a diamond joint venture in Nunavut, additional copper/nickel/chrome projects in Montana, and a portfolio of eight gold properties in Nevada that are currently under joint venture agreement.
Starfield is also funding the development of a novel, environmentally friendly and energy efficient hydrometallurgical process to recover metals from massive sulphides.

     Forward-Looking Statements

     This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend,"
"believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the
Canadian Securities Administrators' website located at www.sedar.com. The
Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

     www.starfieldres.com

     %CIK: 0001074795

     /For further information: Andre J. Douchane, President and CEO, (416)
860-0400 ext. 222, adouchane(at)starfieldres.com; Greg Van Staveren, Chief
Financial Officer, (416) 860-0400 ext. 223, gvanstaveren(at)starfieldres.com;
Connie Anderson, Investor Relations, (416) 860-0400 ext. 228,
canderson(at)starfieldres.com/
     (SRU. SRFDF)

CO:  Starfield Resources Inc.

CNW 10:00e 12-APR-10